Teva to Present Multiple Sclerosis Data at 67th American Academy of Neurology (AAN)
Annual Meeting in Washington, D.C.

•	GALA open-label extension study results expound upon effects of COPAXONE® 40 mg/mL

•	Study design detailed for ARPEGGIO, Phase II evaluation of laquinimod in primary-progressive multiple sclerosis (PPMS)

Jerusalem, April 13, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that data on COPAXONE® (glatiramer acetate injection), a product for relapsing forms of multiple sclerosis (MS), and laquinimod, an investigational therapy under development for relapsing and progressive forms of MS, will be presented at the American Academy of Neurology (AAN) Annual Meeting in Washington, D.C., April 18-25, 2015.

“For more than 30 years, Teva has demonstrated its dedication to patients with unmet needs in MS,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “We look forward to the opportunity to showcase our steadfast progress towards our MS franchise and to present data that underscores our position as a world leader in MS.”

Teva-sponsored data to be presented include:

COPAXONE® (glatiramer acetate injection):

•	[P7.273] Efficacy and safety of a three-times weekly dosing regimen of glatiramer acetate in relapsing-remitting multiple sclerosis patients: 3-year results of the Glatiramer Acetate Low-frequency Administration (GALA) open-label extension study (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) O. Khan, P. Rieckmann, A. Boyko, K. Selmaj, N. Ashtamker, M. D. Davis, S. Kolodny, R. Zivadinov

•	[P7.255] MRI indicators of brain tissue loss: 3-year results of the Glatiramer Acetate Low-frequency Administration (GALA) open-label extension study in relapsing-remitting multiple sclerosis (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) R. Zivadinov, M. Dwyer, N. Bergsland, D. Ramasamy, E. Carl, M. Davis, J. Steinerman, O. Khan

•	[P7.218] Patient experience with glatiramer acetate 40 mg/1 mL three-times weekly treatment for relapsing-remitting multiple sclerosis: Results from the GLACIER extension study (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) D. Wynn, S. Kolodny, S. Rubinchick, J. R. Steinerman, V. Knappertz, J. Wolinsky

•	[P2.192] Selective depletion of T regulatory cells reduces but does not eliminate the ability of glatiramer acetate to ameliorate experimental autoimmune encephalomyelitis (Poster Session 2, April 21, 2015, 7:30AM-12:00PM) R. Aharoni, T. Feferman, G. Shakhar, M. Sela, R. Arnon

Laquinimod:

•	[P7.210] ARPEGGIO: A randomized, placebo-controlled study to evaluate oral laquinimod in patients with primary progressive multiple sclerosis (PPMS) (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) G. Giovannoni, H. P. Hartung, B. Cree, F. Barkhof, A. Uccelli, M. Pia Sormani, S. Krieger, B. Uitdehaag, T. Vollmer, X. Montalban, J. R. Steinerman, N. Sasson, T. Gorfine, V. Knappertz

•	[S20.005] Laquinimod regulates inflammatory gene induction in a human model of reactive astrogliosis (Session 20, April 22, 2015, 2:00PM-3:45PM) J. N. Mariani, T. Pham, J. Zhang, J. Seto, B. Hartmann, L. Hayardeny, G. R. John

•	[P7.216] Baseline characteristics of patients enrolled in CONCERTO — a study of 0.6 and 1.2 mg/day oral laquinimod for relapsing-remitting multiple sclerosis (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) G. Comi, T. Vollmer, X. Montalban, T. Ziemssen, A. Boyko, P. Vermersch, T. Rachmilewitz, N. Sasson, T. Gorfine, V. Knappertz, M. Rocca, M. Filippi

•	[P7.237] Comparative utility of different progression metrics in PPMS: re-analysis of the PROMiSe clinical trial data (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) M. W. Koch, J. Steinerman, V. Knappertz, N. Sasson, G. Giovannoni, G. Cutter, J. Wolinsky

•	[P7.258] Long-term MRI follow-up of patients in the ALLEGRO study: results from the yearly frequent MRI sub-cohort (Poster Session 7, April 23, 2015, 2:00PM-6:30PM) M. A. Rocca, S. Galantucci, Y. Dadon, T. Gorfine, D. Ladkani, N. Sasson,G. Comi, M. Filippi

•	[P1.161] Laquinimod suppresses CNS autoimmunity by activation of natural killer cells (Poster Session 1, April 20, 2015, 2:00PM–6:30PM) M. Ott, C. Wegner, L. Hayardeny, E. Ullrich, W. Brück, S. Nessler

•	[P4.107] Neuroprotective effects of laquinimod in lewis rat experimental autoimmune neuritis (Poster Session 4, April 22, 2015, 7:30AM-12:00PM) K. Pitarokoili, B. Ambrosius, L. Schrewe, L. Hayardeny, M. Hayden, R. Gold

•	[P5.261] Laquinimod prevents NMOIg-induced disease exacerbation in a model of neuromyelitis optica (Poster Session 5, April 22, 2015, 2:00PM-6:30PM) A.T. Argaw, L. Asp, J. Zhang, P. Waters, L. Hayardeny, M. Levy, G. R. John

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com For hardcopy releases, please see enclosed full prescribing information. The COPAXONE® brand is approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.
Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Laquinimod

Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS), progressive MS and Huntington’s disease. The global, Phase III, clinical development program evaluating laquinimod in MS includes two completed pivotal studies, ALLEGRO and BRAVO (both 0.6mg/day). A third Phase III trial, CONCERTO, is currently ongoing and evaluating two doses of laquinimod (0.6mg and 1.2mg/day) in approximately 2,100 patients for up to 24 months. The primary outcome measure is time to three-month confirmed-disability progression as measured by the Expanded Disability Status Scale (EDSS).

In the ALLEGRO and BRAVO trials, adverse reactions observed included headache, abdominal pain, back and neck pain, appendicitis, and mild, asymptomatic laboratory abnormalities, including liver enzyme elevations, hematological changes and elevation of CRP or fibrinogen levels.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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